

February 3, 2026

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Goldman Sachs Bank Europe SE
SBSE-A/A Summary of changes:

In order to assist with the review process of Goldman Sachs Bank Europe SE Form SBSE-A/
A, please see below for the summary of changes made on January 29, 2026:

- Updated Firm UIC# under Applicant Data.
- Removed Matthias Bock as Director under Schedule A.
- Added Michael Trokoudes as Head of a Business Unit, Division, or Function under Schedule A.

Sincerely,

Goldman Sachs Bank Europe SE